EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
September 30, 2019

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		September 30, 2019	December 31, 2018
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	1,124,529	410,683
Marketable securities	4	1,542,653	1,558,987
Trade and other receivables, net	5	46,691	41,347
Merchant cash advances and loans receivable, net	6	165,775	91,873
Other current assets		31,184	26,192
		2,910,832	2,129,082
Long-term assets
Property and equipment, net		92,141	61,612
Intangible assets, net		24,759	26,072
Right-of-use assets	7	96,788	—
Deferred tax assets	13	16,040	—
Goodwill	8	48,375	38,019
		278,103	125,703
Total assets		3,188,935	2,254,785
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		139,330	96,956
Income taxes payable	13	66,617	—
Deferred revenue	5	48,368	39,180
Lease liabilities	7	5,426	2,552
		259,741	138,688
Long-term liabilities
Deferred revenue	5	2,115	1,881
Lease liabilities	7	105,595	22,316
Deferred tax liability		1,425	1,132
		109,135	25,329
Commitments and contingencies	7, 10
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 103,106,023 and 98,081,889 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,237,278 and 12,310,800 issued and outstanding	11	3,042,555	2,215,936
Additional paid-in capital		84,792	74,805
Accumulated other comprehensive income (loss)	12	(2,293)	(12,216)
Accumulated deficit	3	(304,995)	(187,757)
Total shareholders’ equity		2,820,059	2,090,768
Total liabilities and shareholders’ equity		3,188,935	2,254,785

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended		Nine months ended
		September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	Note	$	$	$	$
Revenues
Subscription solutions		165,577	120,517	459,075	331,436
Merchant solutions		224,975	149,547	613,938	397,931
		390,552	270,064	1,073,013	729,367
Cost of revenues
Subscription solutions		33,263	26,600	90,786	74,284
Merchant solutions		140,593	93,737	380,475	244,559
		173,856	120,337	471,261	318,843
Gross profit		216,696	149,727	601,752	410,524
Operating expenses
Sales and marketing		116,546	91,635	340,778	254,906
Research and development		90,387	61,629	252,262	163,650
General and administrative		45,421	27,831	119,780	74,430
Total operating expenses		252,354	181,095	712,820	492,986
Loss from operations		(35,658)	(31,368)	(111,068)	(82,462)
Other income
Interest income, net		11,644	8,078	35,896	20,171
Foreign exchange gain (loss)		(432)	106	(2,103)	(748)
		11,212	8,184	33,793	19,423
Loss before income taxes		(24,446)	(23,184)	(77,275)	(63,039)
Provision for income taxes	13	48,338	—	48,338	—
Net loss		(72,784)	(23,184)	(125,613)	(63,039)
Other comprehensive income (loss)
Unrealized gain (loss) on cash flow hedges	12	(2,518)	6,101	13,502	(5,131)
Tax expense on unrealized gain (loss) on cash flow hedges		(3,579)	—	(3,579)	—
Comprehensive loss		(78,881)	(17,083)	(115,690)	(68,170)

Basic and diluted net loss per share attributable to shareholders	14	$(0.64)	$(0.22)	$(1.12)	$(0.60)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	14	113,086,997	106,647,222	112,015,160	104,976,730

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Note	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
		Shares	Amount $
As at December 31, 2017		99,877,688	1,077,477	43,392	3,435	(123,204)	1,001,100
Exercise of stock options		707,866	10,111	(3,817)	—	—	6,294
Stock-based compensation		—	—	18,247	—	—	18,247
Vesting of restricted share units		242,844	10,728	(10,728)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $10,616		4,800,000	646,984	—	—	—	646,984
Net loss and comprehensive loss for the period		—	—	—	(6,834)	(15,902)	(22,736)
As at March 31, 2018		105,628,398	1,745,300	47,094	(3,399)	(139,106)	1,649,889
Exercise of stock options		525,391	15,495	(5,649)	—	—	9,846
Stock-based compensation		—	—	24,817	—	—	24,817
Vesting of restricted share units		216,360	10,509	(10,509)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	(4,398)	(23,953)	(28,351)
As at June 30, 2018		106,370,149	1,771,304	55,753	(7,797)	(163,059)	1,656,201
Exercise of stock options		361,758	9,613	(3,480)	—	—	6,133
Stock-based compensation		—	—	26,827	—	—	26,827
Vesting of restricted share units		237,043	13,096	(13,096)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	6,101	(23,184)	(17,083)
As at September 30, 2018		106,968,950	1,794,013	66,004	(1,696)	(186,243)	1,672,078

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Note	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
		Shares	Amount $
As at December 31, 2018		110,392,689	2,215,936	74,805	(12,216)	(187,757)	2,090,768
Adjustment related to the transition to Topic 842, Leases	3	—	—	—	—	8,375	8,375
As at January 1, 2019		110,392,689	2,215,936	74,805	(12,216)	(179,382)	2,099,143
Exercise of stock options		747,686	18,964	(6,908)	—	—	12,056
Stock-based compensation		—	—	31,596	—	—	31,596
Vesting of restricted share units		342,152	30,340	(30,340)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	9,274	(24,151)	(14,877)
As at March 31, 2019		111,482,527	2,265,240	69,153	(2,942)	(203,533)	2,127,918
Exercise of stock options		738,873	24,173	(8,605)	—	—	15,568
Stock-based compensation		—	—	39,630	—	—	39,630
Vesting of restricted share units		309,173	23,785	(23,785)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	6,746	(28,678)	(21,932)
As at June 30, 2019		112,530,573	2,313,198	76,393	3,804	(232,211)	2,161,184
Exercise of stock options		321,160	14,713	(5,036)			9,677
Stock-based compensation		—	—	40,065	—	—	40,065
Vesting of restricted share units		306,568	26,630	(26,630)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $5,724, net of tax of $1,541		2,185,000	688,014	—	—	—	688,014
Net loss and comprehensive loss for the period		—	—	—	(6,097)	(72,784)	(78,881)
As at September 30, 2019		115,343,301	3,042,555	84,792	(2,293)	(304,995)	2,820,059

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

		Nine months ended
		September 30, 2019	September 30, 2018
	Note	$	$
Cash flows from operating activities
Net loss for the period		(125,613)	(63,039)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation		22,950	21,204
Stock-based compensation		110,464	68,301
Provision for uncollectible receivables related to merchant cash advances and loans receivable	6	10,967	5,043
Deferred income taxes		(15,295)	—
Unrealized foreign exchange loss		2,404	637
Changes in operating assets and liabilities:
Trade and other receivables		(25,153)	(22,524)
Merchant cash advances and loans receivable		(84,869)	(57,460)
Other current assets		(3,139)	(8,255)
Accounts payable and accrued liabilities		53,885	44,203
Income tax assets and liabilities		61,485	—
Deferred revenue		9,029	6,685
Lease assets and liabilities		612	5,272
Net cash provided by operating activities		17,727	67
Cash flows from investing activities
Purchase of marketable securities		(2,003,102)	(1,689,553)
Maturity of marketable securities		2,034,933	1,160,003
Acquisitions of property and equipment		(43,357)	(20,432)
Acquisitions of intangible assets		(5,484)	(12,328)
Acquisition of businesses, net of cash acquired		(12,476)	(3,718)
Net cash used by investing activities		(29,486)	(566,028)
Cash flows from financing activities
Proceeds from the exercise of stock options		37,301	22,273
Proceeds from public offering, net of issuance costs	11	688,014	646,984
Net cash provided by financing activities		725,315	669,257
Effect of foreign exchange on cash and cash equivalents		290	(1,552)
Net increase in cash and cash equivalents		713,846	101,744
Cash and cash equivalents – Beginning of Period		410,683	141,677
Cash and cash equivalents – End of Period		1,124,529	243,421

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		11,288	—
Opening lease liabilities arising from obtaining right-of-use assets		103,310	—
Acquired property and equipment remaining unpaid		631	989
Acquired intangible assets remaining unpaid		—	257
Capitalized stock-based compensation		827	1,590
The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

1.	Nature of Business

Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. The Company builds web- and mobile-based software and lets merchants easily set up beautiful online storefronts that are rich with retail functionality. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

2.	Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position, results of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2018. The unaudited condensed consolidated balance sheet at December 31, 2018 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The interim results for the three and nine months ended September 30, 2019 are not necessarily indicative of the results expected for the full fiscal year.

3.	Significant Accounting Policies

Except for the adoption of Topic 842, Leases, which is discussed below, there are no other material changes to the Company’s significant accounting policies during the three and nine months ended September 30, 2019, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2018.

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

principal or an agent to the arrangements with merchants, and the estimated period over which contract costs should be amortized; provision for uncollectible receivables related to merchant cash advances and loans; provisions for income taxes; recoverability of deferred tax assets; fair value of acquired intangible assets; and the discount rate used to determine the present value of lease payments. Actual results may differ from the estimates made by management.

Leases

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (Topic 842), which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. In July 2018, the Financial Accounting Standards Board issued ASU No. 2018-11, Leases - Targeted Improvements, which provides an additional transition method.

The Company adopted the new leasing standard effective January 1, 2019, using the modified retrospective approach and applying the transition method which does not require adjustments to comparative periods nor require modified disclosures in the comparative periods. The Company elected to use the package of practical expedients so as to not reassess whether a contract is or contains a lease, lease classification, and initial direct costs, for contracts that expired or existed prior to the effective date. As the lessee to material operating leases, the most significant impact of adoption of the new leasing standard relates to the recognition of right-of-use assets of $91,140 and lease liabilities of $103,310 as of January 1, 2019 for the Company's operating leases.

The Company accounts for leases by first determining if an arrangement is a lease at inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate, therefore, the incremental borrowing rate based on the information available at commencement date was used to determine the present value of lease payments. The right-of-use assets exclude lease incentives, which are accounted as a reduction of lease liabilities if they have not yet been received. The Company's lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Lease expense related to lease components is recognized on a straight-line basis over the lease term.

The Company's lease agreements include lease and non-lease components, which are accounted for separately under Topic 842. Variable lease components and non-lease components are excluded from the lease payments used to calculate the right-of-use assets and lease liabilities. As the Company previously included non-lease components in the calculation of lease incentives under Topic 840, the transition to Topic 842 resulted in an $8,375 cumulative adjustment to reduce opening accumulated deficit.

Income Taxes

We account for income taxes using the asset and liability method, which requires recognition of the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns.

We measure current and deferred tax assets and liabilities based on provisions of enacted tax law. Deferred tax assets and liabilities are calculated based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances and loans receivable, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure some of the merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Interest Rate Risk

Certain of the Company’s cash, cash equivalents and marketable securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian Dollar (CAD) and the USD. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.

While the majority of the Company's revenues and cost of revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, earnings are adversely affected by an increase in the value of the CAD relative to the USD.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and loss from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of the Company's hedging activities and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD to USD exchange rates.

	Three months ended
	September 30, 2019			September 30, 2018
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
Revenues	390,552	678	391,230	270,064	446	270,510
Cost of revenues	(173,856)	(1,128)	(174,984)	(120,337)	(863)	(121,200)
Operating expenses	(252,354)	(9,968)	(262,322)	(181,095)	(8,070)	(189,165)
Loss from operations	(35,658)	(10,418)	(46,076)	(31,368)	(8,487)	(39,855)

	Nine months ended
	September 30, 2019			September 30, 2018
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
Revenues	1,073,013	1,886	1,074,899	729,367	1,186	730,553
Cost of revenues	(471,261)	(2,988)	(474,249)	(318,843)	(2,529)	(321,372)
Operating expenses	(712,820)	(28,260)	(741,080)	(492,986)	(22,572)	(515,558)
Loss from operations	(111,068)	(29,362)	(140,430)	(82,462)	(23,915)	(106,377)

(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and loss from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD-USD rates.

Accounting Pronouncements Adopted in the Period

In August 2017, the Financial Accounting Standards Board issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which makes more financial and non-financial hedging strategies eligible for hedge accounting while also amending the presentation and disclosure requirements. The update is effective for annual periods beginning after December 15, 2018. The only impact of adoption on the Company's condensed consolidated financial statements was disclosure of the amounts of hedging gains or losses that were reclassified from Accumulated Other Comprehensive Income (Loss) to cost of revenues and each operating expense line.

In August 2018, the Financial Accounting Standards Board issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The update is effective for annual periods beginning after December 15, 2019 but the Company opted for early adoption. The adoption of this update did not have an impact on the Company's condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which will replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates on loans, trade and other receivables, held-to- maturity debt securities, and other instruments. In May 2019, the Financial Accounting Standards Board issued ASU No. 2019-05, Financial Instruments - Credit Losses, which provides transition relief that is optional for, and will be available to, all reporting entities within the scope of Topic 326. The updates are effective for annual periods beginning after December 15, 2019 including interim periods within those periods. Early adoption is permitted. The Company is currently assessing the impact of ASU No. 2016-13 and whether the transition relief in ASU No. 2019-05 will be elected.

4.	Financial Instruments

As at September 30, 2019, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Repurchase agreements	—	—	200,000	200,013	—	—
Marketable securities:
U.S. term deposits	200,000	200,952	—	—	—	—
U.S. federal bonds	190,339	191,083	—	—	—	—
Canadian federal bonds	49,722	49,724	—	—	—	—
Corporate bonds and commercial paper	—	—	1,102,592	1,106,601	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	1,637	1,637	—	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	352	352	—	—

The fair values above include accrued interest of $5,014, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the Condensed Consolidated Balance Sheets.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

As at December 31, 2018, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Commercial paper	—	—	4,994	4,994	—	—
Repurchase agreements	—	—	60,000	60,005	—	—
Marketable securities:
U.S. term deposits	127,500	128,241	—	—	—	—
U.S. federal bonds	230,898	231,299	—	—	—	—
Canadian federal bonds	19,967	19,962	—	—	—	—
Corporate bonds and commercial paper	—	—	1,180,622	1,182,437	—	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	12,216	12,216	—	—

The fair values above include accrued interest of $5,109, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the Condensed Consolidated Balance Sheets.

All cash equivalents and marketable securities mature within one year of the condensed consolidated balance sheet date.

As at September 30, 2019 the Company held foreign exchange forward contracts to convert USD into CAD, with a total notional value of $270,548 (December 31, 2018 - $276,696), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. There were no transfers between Levels 1, 2 and 3 during the periods ended September 30, 2019 and the year ended December 31, 2018.

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of September 30, 2019, $1,637 of unrealized gains and $351 of unrealized losses related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive loss and current assets and current liabilities on the condensed consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months. In the three and nine months ended September 30, 2019, $546 and $6,039 of realized losses (September 30, 2018 - $2,554 and $968 of realized losses, respectively) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in cost of revenues and operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

5.    Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the condensed consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for doubtful accounts, were as follows:

	September 30, 2019 $	December 31, 2018 $	December 31, 2017 $
Unbilled revenues	17,042	12,653	7,616
Trade receivables	13,516	11,191	7,073
Other receivables	16,133	17,503	7,250
	46,691	41,347	21,939

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in our unbilled revenues and trade receivables accounts. The Company determined the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Activity in the allowance for doubtful accounts was as follows:

	Three months ended		Nine months ended
	September 30, 2019 $	September 30, 2018 $	September 30, 2019 $	September 30, 2018 $
Balance, beginning of the period	1,571	2,395	1,023	1,642
Provision for uncollectible receivables	1,529	179	2,814	932
Write-offs	(216)	—	(953)	—
Balance, end of the period	2,884	2,574	2,884	2,574

Changes in deferred revenue were as follows:

	Three months ended		Nine months ended
	September 30, 2019 $	September 30, 2018 $	September 30, 2019 $	September 30, 2018 $
Balance, beginning of the period	47,799	36,663	41,060	32,046
Deferral of revenue	28,197	22,312	42,838	33,750
Recognition of deferred revenue	(25,513)	(20,244)	(33,415)	(27,065)
Balance, end of the period	50,483	38,731	50,483	38,731

Current portion			48,368	36,987
Long term portion			2,115	1,744
			50,483	38,731

The opening balances of current and long-term deferred revenue were $30,694 and $1,352, respectively, as of January 1, 2018.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

6.    Merchant Cash Advances and Loans Receivable

	September 30, 2019	December 31, 2018	December 31, 2017
	$	$	$
Merchant cash advances and loans receivable, gross	173,050	94,612	49,143
Allowance for uncollectible merchant cash advances and loans receivable	(7,275)	(2,739)	(2,042)
Merchant cash advances and loans receivable, net	165,775	91,873	47,101

The following table summarizes the activities of the Company’s allowance for uncollectible merchant cash advances and loans receivable:

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
Balance, beginning of the period	6,263	3,931	2,739	2,042
Provision for uncollectible merchant cash advances and loans receivable	3,428	971	10,967	5,043
Merchant cash advances and loans receivable charged off, net of recoveries	(2,416)	(1,593)	(6,431)	(3,776)
Balance, end of the period	7,275	3,309	7,275	3,309

7.    Leases

The Company has office leases in Canada, the United States, Singapore, and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 13 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 1 year. Additional office space leases are set to commence between later this year and 2027, at which point the Company's right-of-use assets and lease liabilities will increase. In August 2018, the Company entered into a lease agreement for office space in Toronto, Canada that is set to commence in 2021, which will create a significant right-of-use asset and lease liability at that time. All of the Company's leases are operating leases.

The components of lease expense for the three and nine months ended September 30, 2019 were as follows:

	Three months ended	Nine months ended
	$	$
Operating lease expense	4,035	11,568
Variable lease expense, including non-lease components	3,216	9,523
Total lease expense	7,251	21,091

Total lease expense for the three and nine months ended September 30, 2018 was $6,804 and $15,116, respectively.

As at September 30, 2019, the weighted average remaining lease term is 10 years and the weighted average discount rate is 5.3%.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Maturities of lease liabilities as at September 30, 2019 were as follows:

Fiscal Year	Operating Leases $
Remainder of 2019	7,211
2020	19,936
2021	31,186
2022	37,072
2023	40,806
Thereafter	358,344
Total future minimum payments	494,555
Minimum payments related to leases that have not yet commenced	(143,028)
Minimum payments related to variable lease payments, including non-lease components	(204,644)
Imputed interest	(35,862)
Total lease liabilities	111,021

8.    Goodwill

On January 28, 2019, the Company completed the acquisition of Helpful.com Inc., a company based in Toronto, Canada. The Company acquired 100 percent of the outstanding shares of Helpful.com Inc. The transaction was accounted for as a business combination resulting in $5,653 of goodwill being added. The operations of Helpful.com Inc. have been consolidated into the Company's results as of the acquisition date.

On May 7, 2019, the Company completed the acquisition of Handshake Corp., a company based in New York, United States. The Company acquired 100 percent of the outstanding shares of Handshake Corp. The transaction was accounted for as a business combination resulting in $2,703 of goodwill being added. The operations of Handshake Corp. have been consolidated into the Company's results as of the acquisition date.

On June 28, 2019, the Company completed the acquisition of Vinderbit Pty Ltd, a company based in Australia. The Company acquired 100 percent of the outstanding shares of Vinderbit Pty Ltd. The transaction was accounted for as a business combination resulting in $2,000 of goodwill being added. The operations of Vinderbit Pty Ltd have been consolidated into the Company's results as of the acquisition date.

The remainder of the Company's goodwill relates to previous acquisitions of various companies including, but not limited to, Tictail, Inc. which was acquired on November 19, 2018 resulting in $15,125 of goodwill being added. Goodwill is attributable to the Company’s single reporting unit.

The Company completed its annual impairment test of goodwill as of September 30, 2019. The Company exercised its option to bypass the qualitative assessment pursuant to ASC 350, Intangibles - Goodwill and Other, and perform a quantitative analysis. The Company determined that the consolidated business is represented by a single reporting unit and concluded that the estimated fair value of the reporting unit, determined using market capitalization, was greater than its carrying amount.
No goodwill impairment was recognized in the nine months ended September 30, 2019 or in the year ended December 31, 2018.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

9.    Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at September 30, 2019 the effective rate was 4.25%, and no cash amounts have been drawn under this credit facility.

10.	Commitments and Contingencies

Unconditional Purchase Obligations

The Company has entered into agreements where it commits to certain usage levels related to third party services. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at September 30, 2019, was $37,975.

Litigation and Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

11.    Shareholders’ Equity

Public Offerings

In September 2019, the Company completed a public offering in which it issued and sold 2,185,000 Class A subordinate voting shares at a public offering price of $317.50 per share, including the 285,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $688,014 after deducting offering fees and expenses of $5,724, net of tax of $1,541.

In December 2018, the Company completed a public offering in which it issued and sold 2,600,000 Class A subordinate voting shares at a public offering price of $154.00 per share. The Company received total net proceeds of $394,704 after deducting offering fees and expenses of $5,696.

In February 2018, the Company completed a public offering, in which it issued and sold 4,800,000 Class A subordinate voting shares at a public offering price of $137.00 per share. The Company received total net proceeds of $646,984 after deducting offering fees and expenses of $10,616.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

As at September 30, 2019 there were 14,181,776 shares reserved for issuance under the Company's Stock Option Plan and Long Term Incentive Plan.

The following table summarizes the stock option and Restricted Share Unit ("RSU") award activities under the Company's share-based compensation plans for the nine months ended September 30, 2019:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2018	5,476,790	32.96	6.23	577,731	—	2,473,665	92.40
Stock options granted	354,316	181.73	—	—	—	—	—
Stock options exercised	(1,807,719)	20.64	—	—	—	—	—
Stock options forfeited	(63,294)	69.05	—	—	—	—	—
RSUs granted	—	—	—	—	—	721,454	217.46
RSUs settled	—	—	—	—	—	(957,893)	84.31
RSUs forfeited	—	—	—	—	—	(147,494)	112.63
September 30, 2019	3,960,093	51.32	6.25	1,030,959	—	2,089,732	137.86

Stock options exercisable as of September 30, 2019	2,592,325	23.69	5.33	746,507
(1) As at September 30, 2019 1,618,933 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, and 2,341,160 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's stock as of September 30, 2019 and December 31, 2018.

As at September 30, 2019 the Company had issued 619 Deferred Share Units under its Long Term Incentive Plan.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table illustrates the classification of stock-based compensation expense in the Condensed Consolidated Statements of Operations and Comprehensive Loss, which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
Cost of revenues	928	618	2,536	1,628
Sales and marketing	8,707	6,015	23,951	15,775
Research and development	23,136	14,719	64,234	39,223
General and administrative	7,261	4,833	19,743	11,675
	40,032	26,185	110,464	68,301

12.    Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the nine months ended September 30, 2019 and 2018:

	Accumulated Other Comprehensive Income (Loss) (all amounts net of tax)
	Nine months ended
	September 30, 2019	September 30, 2018
	$	$
Balance, beginning of the period	(12,216)	3,435

Other comprehensive income (loss) before reclassifications	3,884	(6,099)
Loss (gain) on cash flow hedges reclassified from accumulated other comprehensive income (loss) to earnings were as follows:
Cost of revenues	327	67
Sales and marketing	1,782	265
Research and development	3,067	487
General and administrative	863	149
Other comprehensive income (loss), net of tax	9,923	(5,131)
Balance, end of the period	(2,293)	(1,696)

13.     Provision for Income Taxes

In July 2019, the Company formally established its EMEA headquarters in Ireland and its Asia-Pacific headquarters in Singapore. As a result of these actions, the Company transferred regional relationship and territory rights from its Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the Company's current developed technology within Canada. These transfers reflect the growing proportion of the Company's business occurring internationally and resulted in a one-time capital gain. As a result of the capital gain, ongoing operations, the recognition of deferred tax assets and liabilities, and the utilization of all applicable credits and other tax attributes, including loss carryforwards, the Company has a provision for income taxes of $48,338 in the three and nine months ended September 30, 2019.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

14.    Net Loss per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Basic and diluted weighted average number of shares outstanding	113,086,997	106,647,222	112,015,160	104,976,730
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	3,960,093	6,058,110	3,960,093	6,058,110
Restricted share units	2,089,732	2,615,172	2,089,732	2,615,172
Deferred share units	619	243	619	243
	6,050,444	8,673,525	6,050,444	8,673,525

In the three and nine months ended September 30, 2019 and 2018, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

15.     Subsequent Events

On October 17, 2019, the Company completed the acquisition of 6 River Systems, Inc. ("6 River Systems"), a company based in Waltham, United States, that provides collaborative warehouse fulfillment solutions. By adding 6 River Systems' cloud-based software and collaborative mobile robots, Shopify gains a leadership team with experience in fulfillment; expands its addressable market to include warehouse automation; and intends to accelerate the development of the Shopify Fulfillment Network. The Company acquired all of the outstanding shares of 6 River Systems in exchange for $261,604 in cash, and $127,403 in Shopify Class A Subordinate Voting Shares. In connection with the transaction, a further $65,540 in equity was issued and is expected to be accounted for as stock-based compensation as it is related to post-combination services. The acquisition will be accounted for as a business combination.